

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 18, 2007

Julio Covarrubias Fernandez
Chief Financial Officer
Telecommunications Company of Chile
Avenida Providencia 111
Santago, Chile

> **Re: Telecommunications Company of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 1-10579**

Dear Mr. Fernandez:

We have reviewed your supplemental response letter dated October 12, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 5, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 37(m). Connection Fees and Installation Costs, page F-58

1. We note your response to prior comment 1. We continue to believe that the third-party installation costs are under the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the third-party installation costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the contract.

    Please confirm to us that the installation costs, the annual depreciation expense related to the installed equipment and any other costs to provide services for that initial contract period can be recovered over the initial contract term. If so, you should revise to limit the amortization period to the initial contract term for each specific customer. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately.

If a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director